    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1998

                                                      REGISTRATION NO. 333-43023
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 POST-EFFECTIVE


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        STANDARD MANAGEMENT CORPORATION
             (Exact Name of Registrant as Specified in Its charter)

            INDIANA                          6719                         35-1773567
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             9100 KEYSTONE CROSSING
                          INDIANAPOLIS, INDIANA 46240
                                 (317) 574-6200
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)

                                STEPHEN M. COONS
                             9100 KEYSTONE CROSSING
                          INDIANAPOLIS, INDIANA 46240
                                 (317) 574-6200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies To:
                                 JOHN M. O'HARE
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603

     APPROXIMATE DATE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of Standard Acquisition Corporation, a wholly owned subsidiary of Standard Management Corporation ("SMC"), with and into Savers Life Insurance Company ("Savers Life"), pursuant to the Merger Agreement described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-43023.

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Indiana Business Corporation Law permits an Indiana corporation to indemnify its directors and officers from liability for their conduct if such conduct was made in good faith with the reasonable belief that such conduct was in the corporation's best interest. If the individual was not acting in his or her official capacity with the corporation, then indemnification is permitted for good faith conduct made with the reasonable belief that such conduct was at least not opposed to the best interest of the corporation. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer, who is wholly successful in the defense of any proceeding to which the director or officer is a party by virtue of being a director or officer of the corporation, against reasonable expenses incurred in connection with the proceeding. Indemnification can be made in advance of the final disposition of a proceeding if certain procedural requirements are met. An Indiana corporation is permitted to purchase and maintain insurance on behalf of directors and officers against liability asserted against them in that capacity or arising from an individual's status as a director or officer, whether or not the corporation would have power to indemnify the individual against the same liability under the Indiana Business Corporation Law. In addition, the stockholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation or by-laws.

     The Articles of Incorporation of SMC provide for the indemnification of directors and officers against reasonable expenses actually incurred, except in relation to any action in which it is finally adjudged that the director or officer is liable for willful misconduct or recklessness in the performance of corporate duties. In addition, indemnification is permitted for amounts paid by directors or officers upon judgement and the reasonable costs of settlement of any such action, if a majority of a disinterested committee of the SMC Board determines that such payment or settlement is in the interest of the SMC and that the director or officer to be reimbursed did not engage in any act constituting willful misconduct or recklessness in the performance of corporate duties.

     The Bylaws of SMC provide for indemnification of directors and officers to the fullest extent available under then applicable law.

     SMC has entered into separate indemnification agreements with some of its directors that may require SMC, among other things, to indemnify them against certain liabilities that may arise by reason of their status of service as directors, to the maximum extent permitted under the Indiana Business Corporation Law. Standard Life has entered into separate indemnification agreements with each of its directors and each of the directors of SMC, which agreements require Standard Life, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under Indiana law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of Exhibits included as part of this Registration Statement. Items marked with an asterisk are filed herewith.

  2.1 Amended and Restated Agreement and Plan of Merger dated as of December 9, 1997 among SMC, Standard Acquisition
        Corporation ("SAC") and Savers Life (included in Annex A to the Proxy Statement/Prospectus). Schedules to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. SMC hereby agrees to furnish copies of such Schedules to the SEC upon request.
  3.1 Amended and Restated Articles of Incorporation of SMC, as amended (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
        1995).

  3.2 Amended and Restated Bylaws of SMC, as amended (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993 and to Exhibit 3 of SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1994).
  4.1 Form of Senior Note Agreement Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
  4.2 Form of Oppbridge Partners Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
  4.3 Registration Rights Agreement, dated as of May 3, 1990 among SMC, Howard T. Cohn and Joseph J. Piazza and the first amendment thereto, dated June 4, 1990 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
  4.4 Amended and Restated Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
  4.5 Form of Fleet National Bank Warrant (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
  4.6 Form of President's Club Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
  4.7 Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Great American Reserve Insurance Company ("Great American Reserve") (incorporated by reference to SMC's Quarterly Report on Form No. 0-20882) for the quarter ended September 30, 1996.
  4.8 Form of Sand Brothers & Company, Ltd. Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
**5. Opinion of Stephen M. Coons regarding the legality of the securities being registered.
**8. Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding certain federal income tax consequences of the Merger.
  9. Voting Trust Agreement dated as of November 8, 1996 among Delta Life and Annuity Company, Messrs. Ronald D. Hunter and Allen O. Jones, Jr., as Voting Trustees, and SMC (incorporated by reference to SMC's Registration Statement on Form S-4 (Registration No. 333-35447)).
 10.1 Amended Advisory Agreement, dated as of August 1, 1991, between SMC and Conseco Capital Management, Inc., as amended, April 17, 1995 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 10.2 Second Amended and Restated Employment Contract by and between SMC and Ronald D. Hunter, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
 10.3 Second Amended and Restated Employment Contract by and between SMC and Edward T. Stahl, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
 10.4 Second Amended and Restated Employment contract by and between SMC and Raymond J. Ohlson, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
 10.5 First Amended and Restated Employment Contract by and between SMC and Stephen M. Coons dated and effective, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
 10.6 Indemnification Agreement between SMC and Stephen M. Coons and Coons & Saint, dated August 1, 1991 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).

 10.7 Lease by and between Standard Life and WRC Properties, Inc., dated February 27, 1991 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
 10.8 Management Service Agreement between Standard Life and SMC dated August 1, 1992, as amended on January 1, 1997 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
        1996).
 10.9 Agreement for Assumption Reinsurance between the National Organization Of Life and Health Insurance Guaranty Associations and Standard Life, concerning, The Midwest Life Insurance Company In Liquidation effective June 1, 1992 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
 10.10 Reinsurance Agreement between Standard Life and The Mercantile and General Reinsurance Company Limited effective May 1, 1975 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
 10.11 Reinsurance Agreement between Firstmark Standard Life Insurance Company and The Mercantile and General Reinsurance Company of America effective February 1, 1984 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
 10.12 Reinsurance Contract between First International and Standard Life dated July 10, 1992 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
 10.13 Amended Reinsurance Agreement between Standard Life and Winterthur Life Re Insurance Company effective January 1, 1995 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
        1995).
 10.14 Management Service Agreement between Premier Life (Luxembourg) and SMC dated September 30, 1994 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1994).
 10.15 Assignment of Management Contract dated October 2, 1995 of Management Contract dated January 1, 1987 between DNC and Dixie National Life to Standard Life (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 10.16 Indemnity Reinsurance Agreement between Dixie National Life and Crown Life Insurance Company dated and effective September 30, 1992, and Amendment No. 1 as amended October 29, 1992; Amendment No. 2 as amended December 9, 1992; Amendment No. 3 as amended February 11, 1993; Amendment No. 4 as amended June 29, 1993; Amendment No. 5 as amended November 17, 1994; Amendment No. 6 as amended December 31, 1996 (the Agreement and Amendment Nos. 1 through 5 are incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995, and Amendment No. 6 is incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
 10.17 Automatic Indemnity Reinsurance Agreement between the First International and The Guardian Insurance & Annuity Company, Inc. dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 10.18 Indemnity Retrocession Agreement the ("Guardian Indemnity Retrocession Agreement") between The Guardian Insurance & Annuity Company, Inc. and Standard Life dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 2-20882) for the year ended December 31, 1995).
 10.19 Automatic Indemnity Reinsurance Agreement between The Guardian Insurance & Annuity Company, Inc. and Standard Life dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 10.20 Administrative Services Agreement between First International and Standard Life dated and effective March 18, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).

 10.21 Amended and Restated Revolving Line of Credit Agreement dated as of November 8, 1996 between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
 10.22 Note Agreement dated as of November 8, 1996 between SMC and Fleet National Bank in the amount of $16,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30,
        1996).
 10.23 Amended and Restated Pledge Agreement dated as of November 8, 1996 between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
 10.24 Revised Service Contract Agreement dated as of October 16, 1995 and effective January 1, 1995 between Standard Life and Standard Marketing (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 10.25 Amended and Restated Note Agreement dated as of November 8, 1996, as amended and restated on June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
 10.26 Amended and Restated Senior Subordinated Convertible Note dated as of November 8, 1996, as amended and restated on June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
 10.27 Surplus Debenture dated as of November 8, 1996 by and between SMC and Standard Life in the amount of $13,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30,
        1996).
 10.28 Portfolio Indemnify Reinsurance Agreement between Dixie National Life and Cologne Life Reinsurance Company dated and effective December 31, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
 10.29 Note Agreement dated as of June 30, 1997 between SMC, Capitol American Life Insurance Company and Transport Life Insurance Company in the amount of $5,628,427 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
 10.30 Senior Subordinated Convertible Note dated as of June 30, 1997 between SMC and Capitol American Life Insurance Company in the amount of $3,628,427 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
 10.31 Senior Subordinated Convertible Notes dated as of June 30, 1997 between SMC and Transport Life Insurance Company in the amount of $2,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
 10.32 Coinsurance Agreement effective as of July 1, 1997 by and between Savers Life and World Insurance Company (incorporated by reference to SMC's Registration Statement on Form S-4 (Registration No. 333-35447)).
 10.33 Amendment I to the Guardian Indemnity Retrocession Agreement effective as of January 1, 1996 by and between The Guardian Insurance and Annuity Company and Standard Life (incorporated by reference to SMC's Registration Statement on Form S-4 (Registration No. 333-35447)).
 10.34 Promissory Note from Ronald D. Hunter to SMC in the amount of $775,500 executed October 28, 1997 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1997).
 11. Statement regarding computation of per share earnings (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
        1996).
 21. List of Subsidiaries of SMC (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).

**23.1  Consent of Ernst & Young LLP.
**23.2  Consent of KPMG Audit.
 *23.3  Consent of D.E. Gatewood and Company.
  23.4  Consent of Stephen M. Coons (included in Exhibit 5).
  23.5  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
**24.   Powers of Attorney.
**99.1  Form of Proxy to be mailed to the stockholders of SMC.
**99.2  Form of Proxy to be mailed to the stockholders of Savers
        Life.
**99.3  Form of Election to be mailed to the stockholders of Savers
        Life.


-------------------------
 * Filed herewith.
** Previously filed.

     (b) The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial information included or incorporated by reference herein.

     (c) Not applicable.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10 (a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on February 2, 1998.


                                          STANDARD MANAGEMENT CORPORATION

                                          By:          RONALD D. HUNTER

                                            ------------------------------------
                                                      Ronald D. Hunter
                                               Chairman, President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                   DATE
                      ---------                                       -----                   ----

                  RONALD D. HUNTER                          Chairman, President and     February 2, 1998
-----------------------------------------------------       Chief Executive Officer
                  Ronald D. Hunter

                          *                                 Executive Vice President,
-----------------------------------------------------       Chief Financial Officer,
                   Paul B. Pheffer                          Treasurer and Director
                                                            (Principal Financial
                                                            Officer)

                          *                                 Senior Vice President --
-----------------------------------------------------       Finance (Principal
                Gerald R. Hochgesang                        Accounting Officer)

                          *                                 Director
-----------------------------------------------------
                  Raymond J. Ohlson

                          *                                 Director
-----------------------------------------------------
                   Edward T. Stahl

                          *                                 Director
-----------------------------------------------------
                  Stephen M. Coons

                          *                                 Director
-----------------------------------------------------
                 Martial R. Knieser

                          *                                 Director
-----------------------------------------------------
                   Ramesh H. Bhat

                          *                                 Director
-----------------------------------------------------
                   James C. Lanshe

                          *                                 Director
-----------------------------------------------------
                   Robert A. Borns

                *By: RONALD D. HUNTER                                                   February 2, 1998
  ------------------------------------------------
                  Ronald D. Hunter
                  Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Amended and Restated Agreement and Plan of Merger dated as of December 9, 1997 among SMC, Standard Acquisition
              Corporation ("SAC") and Savers Life (included in Annex A to the Proxy Statement/Prospectus). Schedules to the Agreement
              and Plan of Merger are omitted pursuant to Item 601(b)(2) of
              Regulation S-K. SMC hereby agrees to furnish copies of such
              Schedules to the SEC upon request.
    3.1       Amended and Restated Articles of Incorporation of SMC, as
              amended (incorporated by reference to SMC's Annual Report on
              Form 10-K (File No. 0-20882) for the year ended December 31,
              1995).
    3.2       Amended and Restated Bylaws of SMC, as amended (incorporated by reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370) as filed with the Commission on
              January 27, 1993 and to Exhibit 3 of SMC's Quarterly Report
              on Form 10-Q (File No. 0-20882) for the quarter ended
              September 30, 1994).
    4.1       Form of Senior Note Agreement Warrant (incorporated by
              reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370)).
    4.2       Form of Oppbridge Partners Warrant (incorporated by
              reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370)).
    4.3       Registration Rights Agreement, dated as of May 3, 1990 among
              SMC, Howard T. Cohn and Joseph J. Piazza and the first
              amendment thereto, dated June 4, 1990 (incorporated by
              reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370)).
    4.4       Amended and Restated Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Fleet National
              Bank (incorporated by reference to SMC's Quarterly Report on
              Form 10-Q (File No. 0-20882) for the quarter ended September
              30, 1996).
    4.5       Form of Fleet National Bank Warrant (incorporated by
              reference to SMC's Quarterly Report on Form 10-Q (File No.
              0-20882) for the quarter ended September 30, 1996).
    4.6       Form of President's Club Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for
              the year ended December 31, 1995).
    4.7       Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Great American Reserve Insurance
              Company ("Great American Reserve") (incorporated by
              reference to SMC's Quarterly Report on Form No. 0-20882) for the quarter ended September 30, 1996.
    4.8       Form of Sand Brothers & Company, Ltd. Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1996).
  **5.        Opinion of Stephen M. Coons regarding the legality of the
              securities being registered.
  **8.        Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding certain federal income tax consequences of the Merger.
    9.        Voting Trust Agreement dated as of November 8, 1996 among
              Delta Life and Annuity Company, Messrs. Ronald D. Hunter and
              Allen O. Jones, Jr., as Voting Trustees, and SMC
              (incorporated by reference to SMC's Registration Statement on Form S-4 (Registration No. 333-35447)).
   10.1       Amended Advisory Agreement, dated as of August 1, 1991,
              between SMC and Conseco Capital Management, Inc., as
              amended, April 17, 1995 (incorporated by reference to SMC's
              Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
   10.2       Second Amended and Restated Employment Contract by and
              between SMC and Ronald D. Hunter, dated and effective, as
              amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).
   10.3       Second Amended and Restated Employment Contract by and
              between SMC and Edward T. Stahl, dated and effective, as
              amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.4       Second Amended and Restated Employment contract by and
              between SMC and Raymond J. Ohlson, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).
   10.5       First Amended and Restated Employment Contract by and
              between SMC and Stephen M. Coons dated and effective, April
              3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June
              30, 1995).
   10.6       Indemnification Agreement between SMC and Stephen M. Coons and Coons & Saint, dated August 1, 1991 (incorporated by
              reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370)).
   10.7       Lease by and between Standard Life and WRC Properties, Inc., dated February 27, 1991 (incorporated by reference to SMC's
              Registration Statement on Form S-1 (Registration No.
              33-53370)).
   10.8       Management Service Agreement between Standard Life and SMC dated August 1, 1992, as amended on January 1, 1997
              (incorporated by reference to SMC's Annual Report on Form
              10-K (File No. 0-20882) for the year ended December 31,
              1996).
   10.9       Agreement for Assumption Reinsurance between the National
              Organization Of Life and Health Insurance Guaranty
              Associations and Standard Life, concerning, The Midwest Life
              Insurance Company In Liquidation effective June 1, 1992
              (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370)).
   10.10      Reinsurance Agreement between Standard Life and The
              Mercantile and General Reinsurance Company Limited effective
              May 1, 1975 (incorporated by reference to SMC's Registration
              Statement on Form S-1 (Registration No. 33-53370)).
   10.11      Reinsurance Agreement between Firstmark Standard Life
              Insurance Company and The Mercantile and General Reinsurance
              Company of America effective February 1, 1984 (incorporated by reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370)).
   10.12      Reinsurance Contract between First International and
              Standard Life dated July 10, 1992 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration
              No. 33-53370)).
   10.13      Renewal Promissory Note from Ronald D. Hunter to SMC in the amount of $337,854 executed December 31, 1996 and due
              December 31, 2001 (incorporated by reference to SMC's Annual
              Report on Form 10-K (File No. 0-20882) for the year ended
              December 31, 1996).
   10.14      Management Service Agreement between Premier Life
              (Luxembourg) and SMC dated September 30, 1994 (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1994).
   10.15      Assignment of Management Contract dated October 2, 1995 of
              Management Contract dated January 1, 1987 between DNC and
              Dixie National Life to Standard Life (incorporated by
              reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1995).
   10.16      Indemnity Reinsurance Agreement between Dixie National Life and Crown Life Insurance Company dated and effective
              September 30, 1992, and Amendment No. 1 as amended October
              29, 1992; Amendment No. 2 as amended December 9, 1992;
              Amendment No. 3 as amended February 11, 1993; Amendment No.
              4 as amended June 29, 1993; Amendment No. 5 as amended
              November 17, 1994; Amendment No. 6 as amended December 31,
              1996 (the Agreement and Amendment Nos. 1 through 5 are
              incorporated by reference to SMC's Annual Report on Form
              10-K (File No. 0-20882) for the year ended December 31,
              1995, and Amendment No. 6 is incorporated by reference to
              SMC's Annual Report on Form 10-K (File No. 0-20882) for the
              year ended December 31, 1996).

EXHIBIT NO.                                               DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------------
     10.17   Automatic Indemnity Reinsurance Agreement between the First International and The Guardian Insurance &
             Annuity Company, Inc. dated and effective January 1, 1996 (incorporated by reference to SMC's Annual
             Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
     10.18   Indemnity Retrocession Agreement the ("Guardian Indemnity Retrocession Agreement") between The
             Guardian Insurance & Annuity Company, Inc. and Standard Life dated and effective January 1, 1996
             (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 2-20882) for the year ended
             December 31, 1995).
     10.19   Automatic Indemnity Reinsurance Agreement between The Guardian Insurance & Annuity Company, Inc. and
             Standard Life dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on
             Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
     10.20   Administrative Services Agreement between First International and Standard Life dated and effective
             March 18, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for
             the year ended December 31, 1995).
     10.21   Amended and Restated Revolving Line of Credit Agreement dated as of November 8, 1996 between SMC and
             Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No.
             0-20882) for the quarter ended September 30, 1996).
     10.22   Note Agreement dated as of November 8, 1996 between SMC and Fleet National Bank in the amount of
             $16,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for
             the quarter ended September 30, 1996).
     10.23   Amended and Restated Pledge Agreement dated as of November 8, 1996 between SMC and Fleet National Bank
             (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
     10.24   Revised Service Contract Agreement dated as of October 16, 1995 and effective January 1, 1995 between
             Standard Life and Standard Marketing (incorporated by reference to SMC's Annual Report on Form 10-K
             (File No. 0-20882) for the year ended December 31, 1995).
     10.25   Amended and Restated Note Agreement dated as of November 8, 1996, as amended and restated on June 30,
             1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30,
             1997).
     10.26   Amended and Restated Senior Subordinated Convertible Note dated as of November 8, 1996, as amended and restated on June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573
             (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
     10.27   Surplus Debenture dated as of November 8, 1996 by and between SMC and Standard Life in the amount of
             $13,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for
             the quarter ended September 30, 1996).
     10.28   Portfolio Indemnify Reinsurance Agreement between Dixie National Life and Cologne Life Reinsurance
             Company dated and effective December 31, 1996 (incorporated by reference to SMC's Annual Report on
             Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
     10.29   Note Agreement dated as of June 30, 1997 between SMC, Capitol American Life Insurance Company and
             Transport Life Insurance Company in the amount of $5,628,427 (incorporated by reference to SMC's
             Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
     10.30   Senior Subordinated Convertible Note dated as of June 30, 1997 between SMC and Capitol American Life
             Insurance Company in the amount of $3,628,427 (incorporated by reference to SMC's Quarterly Report on
             Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
     10.31   Senior Subordinated Convertible Notes dated as of June 30, 1997 between SMC and Transport Life
             Insurance Company in the amount of $2,000,000 (incorporated by reference to SMC's Quarterly Report on
             Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
     10.32   Coinsurance Agreement effective as of July 1, 1997 by and between Savers Life and World Insurance
             Company (incorporated by reference to SMC's Registration Statement on Form S-4 (Registration No.
             333-35447)).
     10.33   Amendment I to the Guardian Indemnity Retrocession Agreement effective as of January 1, 1996 by and between The Guardian Insurance and Annuity Company and Standard Life (incorporated by reference to
             SMC's Registration Statement on Form S-4 (Registration No. 333-35447)).
     10.34   Promissory Note from Ronald D. Hunter to SMC in the amount of $775,500 executed October 28, 1997
             (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1997).
     11.     Statement regarding computation of per share earnings (incorporated by reference to SMC's Annual
             Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
     21.     List of Subsidiaries of SMC (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
             0-20882) for the year ended December 31, 1996).
   **23.1    Consent of Ernst & Young LLP.
   **23.2    Consent of KPMG Audit.
    *23.3    Consent of D.E. Gatewood and Company.
     23.4    Consent of Stephen M. Coons (included in Exhibit 5).
     23.5    Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
   **24.     Powers of Attorney.
   **99.1    Form of Proxy to be mailed to the stockholders of SMC.
   **99.2    Form of Proxy to be mailed to the stockholders of Savers Life.
   **99.3    Form of Election to be mailed to the stockholders of Savers Life.


-------------------------
 * Filed herewith.
** Previously filed.